SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2007

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________




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                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications Ltd's Third Quarter Earnings Release and Conference Call Scheduled for November 28, 2007 dated November 23, 2007.

     2. Press Release re 012 Smile.Communications Ltd. Announces Publication of a Prospectus for the Listing of its Series A Debentures on the Tel Aviv Stock Exchange dated November 26, 2007.



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                                                                          ITEM 1


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Press Release                              Source: 012 Smile.Communications Ltd.

012 Smile.Communications Ltd's Third Quarter Earnings Release and
Conference Call Scheduled for November 28, 2007

Friday November 23, 8:00 am ET

PETACH TIKVA, Israel, November 23 /PRNewswire-FirstCall/ --
012 Smile.Communications Ltd. (Nasdaq: SMLC - News) today announced that it will release its third quarter results on Wednesday, November 28, 2007, before the U.S. and Israeli markets are opened.

On the same day, management will host an interactive teleconference to discuss the results at 09:00 a.m. EST. To participate, please call one of the following access numbers several minutes before the call begins: 1-800-994-4498 from within the U.S., 1-888-604-5839 from within Canada, 0-8000-32-33-67 from within the U.K., or +972-3-918-0691 from other international locations.

The call will also be broadcast live through the company's website, http://www.012.net, and will be available there for replay during the next 30 days.

About 012 Smile.Communications Ltd

012 Smile is one of Israel's leading communications service providers. This growth-oriented company offers a wide range of broadband and voice services, including internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as a countrywide network of WiFi hotspots and local telephony via voice over broadband, or VoB. Its traditional voice services include incoming and outgoing international telephony, calling card services, roaming & signaling, and hubbing.

012 Smile is part of the Eurocom Communications Group and its shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd. please visit the company's investors' site at http://www.012.net

    For further information, please contact:

    Ms. Amanda Kentridge
    012 Smile.Communications Ltd
    +972-72-200-2012
    investori@012.net


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                                                                          ITEM 2


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Press Release                              Source: 012 Smile.Communications Ltd.

012 Smile.Communications Ltd. Announces Publication of a Prospectus for the Listing of its Series A Debentures on the Tel Aviv Stock Exchange

Monday November 26, 12:24 pm ET

PETACH TIKVA, Israel, November 26 /PRNewswire-FirstCall/ -- 012 Smile.Communications Ltd. (NASDAQ: SMLC - News) announced that it published on November, 21, 2007 a prospectus (the "Listing Prospectus") in Israel for the listing for trade of its outstanding Series A Debentures on the Tel Aviv Stock Exchange ("TASE"). The Series A Debentures, in an aggregate principal amount of approximately NIS 424,999,800, were issued by 012 Smile.Communications Ltd earlier this year to investors in Israel in several private placements.

The publication of the Listing Prospectus followed the approval by the Israel Securities Authority ("ISA") and by the TASE. The listing for trade on the TASE of the Series A Debentures will occur on November, 28, 2007.

The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 73.3% owned subsidiary of Internet Gold (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites.

Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the company's investors' site at http://www.012.net

    For further information, please contact:

    Ms. Amanda Kentridge
    012 Smile.Communications Ltd
    +972-72-200-2012
    investori@012.net




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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                  (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  November 26, 2007